Exhibit 99.1
Press Release
Sify subsidiary receives NLD & ILD Licenses
Chennai, India, November 21, 2006: Sify Communications Limited (SifyComm), a subsidiary of Sify Limited (Nasdaq National Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities, today received licenses to operate and offer NLD (National Long Distance) and ILD (International Long Distance) Services from the Department of Telecommunication.
Following this, Sify has, with immediate effect, transferred its VPN business to SifyComm. Both the companies had signed a MoU earlier this year to this effect. The licenses were applied for as they became a condition for the provisioning of IP VPN services in which Sify is the market leader.
Mr. Raju Vegesna, CEO and Managing Director, Sify Limited, said “Sify is the leader in IP VPN services in India with best in class services to a wide range of customers spanning Indian corporates, multi-nationals and Government. I am confident that these licenses, along with our expertise, knowledge and infrastructure will help further strengthen our leadership in converged services over our data network.”
Mr. Bhaskar Sayyaparaju, Chief Technology Officer, Sify added, “With the NLD and ILD licenses in place, SifyComm will be able to enhance the portfolio of connectivity services to customers to build on our leadership in this space. These approvals will enable us to provide additional services over the robust, state-of-the-art meshed network infrastructure that Sify has developed.”
The licenses will enable SifyComm to offer Domestic Leased Circuits (DLCs) and International Private Leased Circuits (IPLCs) in addition to Long Distance Subscriber Telephony services. Many VPN customers, especially multi-nationals and the Information technology and Information Technology Enabled Services (IT / ITES) companies, subscribe to DLCs and IPLCs. The ability to offer these services together will give Sify an advantage, particularly with the company’s technical expertise in data services over IP (Internet Protocol) networks.
Sify has alliances with leading International carriers to offer end-to-end IP-MPLS solutions for VPN services, and constantly invests in bandwidth on both its sophisticated national and international network to offer redundant, reliable, secure, scalable and efficient traffic routing.

About Sify Communications:
Sifycomm carries expertise in the Data Security and Trust Solutions and services space. Sifycomm’s areas of specialization include Cryptography, PKI & Digital Signature based solutions; Data protection and privacy solutions, Strong Authentication solutions, Digital Rights Management solutions, etc. Sifycomm created history in India by becoming India’s first licensed Certifying Authority (CA) under the Indian Information Technology Act 2000 and is today India’s largest Certifying Authority, providing services across India via a network of over 80 business partners.
In order to bring the “best of breed” technology to the Indian market, Sifycomm has tie-ups with leading vendors in this domain including VeriSign, SafeBoot, Swivel, Seclore, ElOck, Alladin, etc.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 183 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, Data Center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended June 30, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy	Ms. Trúc N. Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

+91-44-2254 0770 Ext. 2013	+1-646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com